FILE No.
82-3874

BEST AVAILABLE COPY

NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

07028906

SEC MAIL PROCESSING RECEIVED DEC 2 6 2007 WASH, D.C. 185 SECTION

December 13, 2007

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release Dated December 13, 2007</u>

Please find enclosed 3 copies of the news release listed above.

PROCESSED
JAN 07 2008
E THOMSON FINANCIAL

Yours very truly,

MANSON CREEK RESOURCES LTD.

B O'Neill

BARBARA O'NEILL

dw 1/3/08

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE **DECEMBER 13, 2007**

News Release: *07-18* Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Intersects 0.179% U_3O_8 Over 2.51 Meters At Black Lake Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the complete assay results for the diamond drill program completed earlier this year on its Black Lake uranium project, located near Stony Rapids in northern Saskatchewan.

The drill program successfully intersected significant volumes of pegmatite hosted uranium mineralization along the multi-kilometer radiometric anomaly at Charlebois Lake. Intervals of 0.179% U_3O_8 over 2.51 meters and 0.118% U_3O_8 over 1.97 meters were drilled 480 meters apart along the strike of the Charlebois Lake Zone. Each of these intervals is hosted within broader, moderately mineralized, areas of 0.080% U_3O_8 over 6.52 meters and 0.040% U_3O_8 over 11.86 meters respectively.

The Charlebois Lake drilling, comprised of 782.03 meters over two holes, intersected abundant multi-meter intervals of mineralized pegmatite, (Table 1), including a broad intersection of 0.017% U_3O_8 over 18.19 meters. The preliminary results of the drilling on the Charlebois Lake Zone continue to support the Company's belief that the region has the potential to host a 'Rossing'[1] style uranium deposit. Manson Creek will focus its resources on advancing the prospective Charlebois Lake Zone.

The three drill holes that tested the A Zone, located near Black Lake, also intersected significant volumes of mineralized granite/pegmatite. Significant intercepts included 0.010% U_3O_8 over 1.50 meters, 0.012% U_3O_8 over 0.85 meters, and 0.012% U_3O_8 over 0.71 meters. It is likely that near surface oxidative weathering processes were responsible for leaching uranium from primary igneous minerals and re-concentrating it in secondary uranium minerals such as the uranophane observed during geological mapping.

Charlebois Lake

The Charlebois Lake radiometric anomaly is a 5 to 6 kilometer, laterally extensive, zone that is comprised of numerous parallel striking radioactive pegmatites. The pegmatites range from mapped zones of one meter to 150 meters in interpreted width.

Drill hole 07CL-01 tested a large zone of outcropping mineralized pegmatite that returned surface sample values of 0.001% to 0.090% U_3O_8. Drill core samples returned many multi-meter zones of 0.010% to 0.118% U_3O_8 with 0.023% Molybdenum (Mo) over 1.97 meters. This apparent increase in mineralization with depth is significant, as no work has been done in this area for over 30 years.

The second drill hole along the zone, 07CL-02, was collared 480 meters along strike from 07CL-01 and it returned significant assays such as 0.179% U_3O_8 and 0.021% Mo over 2.51 meters. The aforementioned zones are hosted within broader, moderately mineralized areas.

[1] The Rossing uranium deposit is a bedrock hosted, bulk- tonnage style model located in Namibia. The mine has been in production for over 30 years at a grade of 0.2 to 0.3% U_3O_8.

TABLE 1.
2007 Black Lake Program Significant Intervals

Hole #	From (m)	To (m)	Interval (m)	U_3O_8 (%)	Zone
07CL-01	38.40	42.45	4.05	0.018	Charlebois Lake
	48.44	66.63	18.19	0.017	Charlebois Lake
Including	52.38	54.44	2.06	0.025	Charlebois Lake
	58.52	60.57	2.05	0.023	Charlebois Lake
	64.55	66.63	2.08	0.024	Charlebois Lake
07CL-01	72.51	84.37	11.86	0.040	Charlebois Lake
Including	76.48	78.45	1.97	0.118	Charlebois Lake (0.023% Mo)
07CL-01	226.99	230.63	3.64	0.020	Charlebois Lake
07CL-02	88.95	90.92	1.97	0.011	Charlebois Lake
	98.61	100.40	1.79	0.012	Charlebois Lake
	103.66	110.18	6.52	0.080	Charlebois Lake
Including	106.08	108.59	2.51	0.179	Charlebois Lake (0.021% Mo)
07CL-02	123.69	125.13	1.44	0.014	Charlebois Lake
	260.19	264.32	4.13	0.013	Charlebois Lake
	325.44	327.41	1.97	0.010	Charlebois Lake
07PL-01	4.48	5.99	1.51	0.010	A Zone (0.017% Mo)
	13.67	14.52	0.85	0.012	A Zone
07PL-03	154.62	155.33	0.71	0.012	A Zone

Pegmatite zones are currently interpreted to be sub vertical. Intervals in Table 1 are down hole lengths.

The SRC Analytical Laboratories of Saskatoon, Saskatchewan completed all sample assay work. The sample assays were derived from partial and total digestion ICP methods. Additional U_3O_8 assays were completed by a total acid digestion followed by analysis by ICP-OES. The security tagged samples sent to the laboratory included standards to ensure proper quality assurance and quality control.

2007 Drill Hole Details

DDH	EAST	NORTH	DIP	AZIMUTH	TOTAL DEPTH (m)
07PL01	497583	6575031	45	90	102.79
07PL02	497586	6575034	55	80	291.05
07PL03	497800	6574950	55	320	325.44
07CL01	505127	6582659	55	300	383.39
07CL02	505563	6582869	55	300	398.64

Coordinates are in NAD 27 Zone 13

Exploration Update

Manson Creek personnel inspected the Meridian gold – silver project infrastructure in November as preparation for anticipated diamond drilling. The drill roads and pads constructed in 2006 continue to be in excellent condition. The primary forestry road into the valley containing the Meridian property, amongst others, has been the focus of Government sponsored remediation work for much of the year. Drill rig mobilization was planned once the work, scheduled to be complete by early to mid-November, was complete. The work has just now been completed, and due to high snowfall in the area, the Company will not be able to mobilize a drill to the property this year. As a result, the Company is in discussions to secure the drill rig for the property to commence drilling on the Meridian property in the spring of 2008.

The Company has received the final sample data for the Stem uranium prospect, located in southern British Columbia. After a thorough review and analysis, Manson Creek has decided not to proceed with the project.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

Manson Creek

Manson Creek Resources Ltd. is a mineral exploration company with a focus on acquiring and advancing early stage Gold, Silver, Uranium, and Base Metal projects located in western Canada.

The Manson Creek technical team of professional geologists has assembled a comprehensive portfolio of uranium, precious and base metal projects in Saskatchewan, British Columbia, and the Yukon.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

END